United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2020

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

PUBLICLY HELD COMPANY

National Corporate Taxpayer Number (Cadastro Nacional de Pessoas Jurídicas – CNPJ)
33.592.510/0001-54

EXTRAORDINARY AND ANNUAL SHAREHOLDERS’ MEETINGS

NOTICE OF MEETING

The Shareholders of Vale S.A. (“Vale”) are hereby called to the Extraordinary and Annual Shareholders’ Meetings which will be held cumulatively on April 30, 2020, at 10 a.m., at the address Praia de Botafogo no. 186, auditorium, Botafogo, in this city, in order to vote on the following Agenda:

1.	Annual Shareholders’ Meeting

1.1	Evaluation of management’s report and accounts and analysis, discussion and vote on the financial statements for the fiscal year ended December 31, 2019:

1.2	Election of 12 principal members of the Board of Directors and their respective alternates, who were elected through the process of cumulative voting at the Annual Shareholders’ Meeting on April 30, 2019;

1.3	Election of the members of the Fiscal Council; and

1.4	Setting the compensation of management and members of the Fiscal Council for the year 2020.

2.	Extraordinary Shareholders’ Meeting

2.1	Amendment and consequent restatement of Vale’s By-Laws to implement certain adjustments and improvements, namely:

(a)	Exclusion in Article 5, §4, of a cross-reference to another provision of the By-Laws;

(b)	Adjustment to the cross-reference in §1 of Article 10;

(c)	Inclusion of §6 in Article 10, to establish that members of the Board of Directors and Executive Board must base their duties on the highest principles of ethics, aiming to advance the best interests of the Company and its shareholders, and in respect for the environment and sustainable development of the communities in which it operates;

(d)	Amendment of the following paragraphs of Article 11:

(d.i) Adjust the wording of §3, especially due to the exclusion of Article 51;

(d.ii) amend and consolidate §7 and §8, with the consequent renumbering of subsequent paragraphs, to address the scenarios of replacement of a member of the Board of Directors due to temporary impediments and vacancy; and

(d.iii) amend new §9 (current §10) to explain how to replace members of the Board of Directors elected by the process of cumulative voting;

(e)	Amendment of the frequency of meetings of the Board of Directors set forth in Article 12;

(f)	Amendment of the following items of Article 14 and creation of new §3 of the same provision:

(f.i)  include in items VI and VII that the Board shall consider social process and respect for the environment in the general guidelines for the business of the company, its wholly-owned subsidiaries and controlled companies, as well as in resolutions on the company’s strategic guidelines and strategic plan proposed annually by the Executive Board;

(f.ii) include in item IX that the Board of Directors will monitor and evaluate the economic and financial indicators together with Vale’s performance in its sustainability initiatives;

(f.iii) exclusion in item XIII of the attribution of the Board of Directors to deliberate about policies only related about corporate risks and finance, aiming to expand the attribution of the Board of Directors to deliberate about policies related to risks in general;

(f.iv) include in item XIV the attribution of the Board of Directors to decide on the cancellation of simple debentures, not convertible into shares and without collateral submitted by the Executive Board, as well as the issuance and the cancellation of debentures convertible into shares, within the limit of the authorized capital;

(f.v) include in item XVII that the selection, removal and scope of work of the company’s external auditors will occur based on recommendation of the Audit Committee, considering the creation of this committee;

(f.vi) include in item XVIII the responsibility of the Board of Directors for appointing and removing the persons responsible for the corporate governance office and the compliance office, the latter of which includes the integrity and the internal auditing area, as well as the Whistleblower Channel of the company, who shall report directly to the Board of Directors;

(f.vii) include in item XXII that the Board of Directors shall act as a guardian of the company’s commitments related to the respect for human rights;

(f.viii) include in item XXX a reference to the new §3 of Article 14; and

(f.ix) include a new §3, to establish that related party transactions shall be made at arm’s length conditions, considering market conditions, and members of the Board of Directors whose interests may be in conflict with the company’s interests shall be excluded from participating in the decision-making process;

(g)	Amendment of the head paragraph of Article 15 to set forth the new name of the Operational Excellence and Risk Committee;

(h)	Amendment of Article 18 to:

(h.i) Inclusion in §1 of the attribution to the Board of Directors to remove the members of the Committees, and also inclusion of a cross-reference to the new Article 20, in light of the creation of the Audit Committee;

(h.ii) Amendment of §2, to establish that the term of management for the members of the committees shall begin upon signing the instrument of investiture and termination shall coincide with the end of the unified management term of the members of the Board of Directors;

(h.iii) Exclusion of the §3, considering the inclusion set forth in §1;

(i)	Amendment of Article 19 to:

(i.i) include in its head provision a cross-reference to Subsection IV of the By-Laws;

(i.ii) include in §2 that, except if required by applicable legislation or regulations, the committees’ reports do not constitute a necessary condition for the presentation of matters for scrutiny and approval by the Board of Directors; and

(i.iii) exclude §3;

(j)	Inclusion of Subsection IV – Audit Committee, and of new Articles 20, 21 and 22 to regulate the composition, duties and budget of the Audit Committee, with the renumbering of following articles;

(k)	update of cross-references contained in §1 of Article 25 (new Article 28), items V and VI of Article 27 (new Article 30), the Sole Paragraph of Article 30 (new Article 33), of Article 40 (new Article 43), of §5, §6 and §8 of Article 43 (new Article 46), of Article 45 (new Article 48) and of Article 46 (new Article 49);

(l)	Amendment of Article 26 (new Article 29), to establish in:

(l.i) item IV, that the Executive Board should consider socioenvironmental issues when preparing the company’s strategic guidelines and strategic plan; and

(l.ii) item VI that Vale’s performance in its sustainability initiatives should be included in the reports made by the Executive Board to the Board of Directors;

(m)	Amendment of the wording in Article 28 (new Article 31), item IV, to update the cross-reference and replace the reference to the Fiscal Council with the Audit Committee, in light of the creation of the latter;

(n)	Exclusion of paragraphs 1 and 2 of Article 33 (new Article 36), with the consequent renumbering of the remaining paragraphs, in light of the creation of the Audit Committee;

(o)	Consistency of the paragraph symbol and adjustment to the cross-reference in §1 of Article 49 (new Article 52); and

(p)	Exclusion of Chapter X and of Article 51 on the transitional provisions, renumbering the following Chapter.

2.2	Pursuant to articles 224 and 225 of Law No. 6,404/76, approve the Filing and Justifications for Merger of Ferrous Resources do Brasil S.A. (“Ferrous”) and Mineração Jacuípe S.A. (“Jacuípe”), wholly-owned subsidiaries of Vale;

2.3	Ratify the appointment of Premiumbravo Auditores Independentes, a specialized company hired to conduct the valuations of Ferrous and Jacuípe;

2.4.	Approve the Valuation Reports prepared by the specialized company;

2.5.	Approve the mergers, without a capital increase or the issuance of new shares, of Ferrous and Jacuípe into Vale;

2.6.	Pursuant to articles 224 and 225 of Law No. 6,404/76, approve the Filings and Justifications for Merger of Minas da Serra Geral S.A. (“MSG”), MSE – Serviços de Operação, Manutenção e Montagens Ltda. (“MSE”), Retiro Novo Reflorestamento Ltda. (“Retiro Novo”) and Mineração Guariba Ltda. (“Guariba”), wholly-owned subsidiaries of Vale;

2.7.	Ratify the appointment of Macso Legate Auditores Independentes, a specialized company engaged to conduct the valuations of MSG, MSE, Retiro Novo and Guariba;

2.8.	Approve the Valuation Reports prepared by the specialized company; and

2.9.	Approve the mergers, without a capital increase or the issuance of new shares, of MSG, MSE, Retiro Novo and Guariba into Vale.

Pursuant to CVM Instruction 165/91, with the amendments introduced by CVM Instruction 282/98, the minimum percentage of shareholding in Vale’s voting capital required to request cumulative voting is 5% (five percent).

All the relevant documentation regarding the items to be voted on in the Meetings are available to the shareholders at Vale’s head office, on its website (http://www.vale.com) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), the B3 Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br) and the Securities and Exchange Commission (www.sec.gov).

The shareholder may participate in the Meetings in person or through a duly established proxy, observing the terms of §1 of Article 126 of Law No. 6,404/1976. In this case, the proxy must have been established within one (1) year and be a shareholder or administrator of the Company, a lawyer registered with the Brazilian Bar Association or a financial institution. As provided in Circular Letter/CVM/SEP/No. 02/2020, legal entity shareholders may be represented at the Meetings through their legal representatives or through duly constituted agents, in accordance with the company’s formation documents and under the rules of the Brazilian Civil Code, and in this specific case there is no need for the agent to be a shareholder, an administrator of the company or a lawyer. Similarly, the shareholders that are investment funds, as decided by the CVM Board in the scope of CVM Administrative Procedure No. RJ-2014-3578, may be represented at the Meetings through legal representatives or through agents duly established by their manager or administrator, as provided under their by-laws.

We inform that the shareholder should appear at the Meetings with proof of ownership of shares issued by Vale issued by the depository financial institution or custodian up to four (4) business days before the date of the Meetings, as well as: (a) in the case of individual shareholders, a valid photo I.D. or, if applicable, I.D. of the proxy and respective proxy appointment; (b) in the case of legal entity shareholders, a valid photo I.D. of the legal representative and documents proving representation, including the representation agreement and copy of organizational documents and minutes of the election of managers, and (c) in the case of investment funds, a valid photo I.D. of the representative and documents proving representation, including the representation agreement and copy of the by-laws of the fund in effect, the organizational documents of its director or manager, as the case may be, and the minutes electing the managers of the director or manager. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish also do not need to be translated.

The representation documents will be checked to ensure they are in order before the Meetings are held.

To expedite the process of conducting the Meetings, we request that the shareholders who will be represented by proxy kindly send to the Company the documents proving representation, as mentioned above, at least 72 (seventy-two) hours prior to the Meetings.

The Company shall also allow its shareholders, for the Meetings, to exercise their voting rights through absentee ballot. In this case, by April 23, 2020 (inclusive), the shareholder shall transmit their instructions for completion, sending the respective absentee ballot: 1) to the depository of the Company’s shares; 2) to its custodians who provide this service, in the case of shareholders holding shares deposited in a central depository; or 3) directly to the Company. For additional information, the shareholder shall comply with the rules set forth in CVM Instruction 481/2009 and the procedures described in the absentee ballot provided by the Company, as well as the respective Manual for Participation in the Meetings.

Rio de Janeiro, March 13, 2020.

José Maurício Pereira Coelho

Chairman of the Board of Directors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ André Figueiredo
Date: March 13, 2020		Director of Investor Relations